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Exhibit 99.2

EXPENSES

        The amount or estimated amount, itemized in reasonable detail, of expenses (other than underwriting discounts and commissions) incurred or borne by or for the account of Québec (the "Issuer") in connection with the issuance and sale of the 6.75% Global Notes Series QC due November 9, 2015 or properly chargeable thereto, including legal, engineering, certification and other charges.

SEC filing fees and expenses	NZ$	14,450
Printing and engraving fees and expenses		28,575
Legal fees and expenses		57,150
Fiscal Agent and registrar fees and expenses		14,300
Rating fees and expenses		42,850
Blue sky fees and expenses		7,150
Reimbursement of Underwriters' expenses		150,000

	NZ$	314,475

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EXPENSES